SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                        ___________________
                         SCHEDULE 14D-1/A
      Tender Offer Statement Pursuant to Section 14(d)(1)
                of the Securities Exchange Act of 1934
                        (AMENDMENT NO. 5)
                        (FINAL AMENDMENT)
                        ___________________
  PROMETHEUS INCOME PARTNERS, a California limited partnership
                    (Name of Subject Company)

                    PIP PARTNERS - GENERAL, LLC,
               a California limited liability company
                             (Bidder)

               UNITS OF LIMITED PARTNERSHIP INTEREST
                   (Title of Class of Securities)

                           742941 10 7
               (CUSIP Number of Class of Securities)
                        ___________________
                      Mr. Sanford  N. Diller
                   PIP PARTNERS - GENERAL, LLC
                        350 Bridge Parkway,
               Redwood City, California 94065-1517
                          (415) 596-5300

                             Copy to:
                    Samuel H. Gruenbaum, Esq.
                  Cox, Castle & Nicholson, LLP
           2049 Century Park East, Twenty-Eighth Floor
                   Los Angeles, California  90067
                          (310) 277-4222

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                      Calculation of Filing Fee
      Transaction Valuation*              Amount of Filing Fee
           $4,455,000                             $891

*	For purposes of calculating the filing fee only.  This
amount assumes the purchase of 9,000 units of limited partnership interest ("Units") of the subject company for $495 per Unit in cash.

[X]	Check box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid: $891
Form or registration no.: Schedule 14D-1/A

Filing party: PIP Partners - General, LLC
Date filed:  December 18, 1996
                     (Continued on following pages)
                          (Page 1 of 4 pages)

1.	Name of Reporting Person; S.S. or I.R.S. Identification No.
of Above Person

	PIP PARTNERS - GENERAL, LLC, a California limited liability
company
_________________________________________________________________
2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

	(a)   	(b)
_________________________________________________________________
3.	SEC Use Only


_________________________________________________________________
4.	Sources of Funds (See Instructions)

	AF; BK
_________________________________________________________________
5.	Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(e)
	or 2(f)

_________________________________________________________________
6.	Citizenship or Place of Organization

	California
_________________________________________________________________
7.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,546 Units of Limited Partnership Interest. In addition, an affiliate of the Bidder (i.e. the sole general partner of the Subject Company) owns a 5% interest in the distributable cash from operations of the Subject Company and 15% interest in the net proceeds from the sale or other disposition of the properties owned by the Subject Company, subject in both cases to certain priorities of the limited partners of the Subject Company.
_________________________________________________________________
8.	Check Box if the Aggregate Amount in Row (7) Excludes
Certain Shares (See Instructions)

_________________________________________________________________
9.	Percent of Class Represented by Amount in Row (7)

	8.1% of the Limited Partnership Interests.  100% of the
general partnership interests of the Subject Company.
_________________________________________________________________
10.	Type of Reporting Person (See Instructions)





             AMENDMENT NO. 5 TO SCHEDULE 14D-1/A

	This Amendment No. 5 (Final Amendment) amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission ("SEC") on November 8, 1996, as amended by Amendment No. 1 to Schedule 14D-1 filed with the SEC on November 18, 1996, and as further amended by Amendment No. 2 to Schedule 14D-1 filed with the SEC on December 9, 1996, and Amendment No. 3 to Schedule 14D-1/A filed with the SEC on December 12, 1996, and Amendment No. 4 to Schedule 14D-1/A filed with the SEC on December 18, 1996, by PIP Partners - General, LLC, a California limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 9,000 of the issued and outstanding units of limited partnership interest ("Units") of Prometheus Income Partners, a California limited partnership (the "Partnership"), to include the information set forth below.

	Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 4.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

	Item 4(a) is hereby supplemented and amended as follows:

	The total amount of the funds required by the Purchaser to purchase 1,546 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $765,270. The Purchaser obtained such funds as a capital contribution from Mr. Stanford N. Diller (an affiliate of the Purchaser).

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

	Item 6(a)-(b) is hereby supplemented and amended as follows:

	The Offer expired at 12:00 Midnight, New York City time, on Friday, January 3, 1997. Based on information provided to the Purchaser by the Information Agent/Depository, pursuant to the Offer, as of 12:00 Midnight, New York City Time, on Monday,
January 3, 1997, the Purchaser accepted for payment 1,546 Units, constituting approximately 8.1% of the outstanding Units.


	SIGNATURES

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 10, 1997


                            PIP PARTNERS - GENERAL, LLC, a
                            California limited liability company

                            By:  PromHill, Inc., a California
                            corporation, its Manager


                            By:/s/ Sanford Diller/
                            Name:  Sanford N. Diller
                            Title:  President